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                           April 14, 2021

       David S. Rosenblatt
       Chief Executive Officer
       1stdibs.com, Inc.
       51 Astor Place, 3rd Floor
       New York, New York 10003

                                                        Re: 1stdibs.com, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted March 29,
2021
                                                            CIK No. 0001600641

       Dear Mr. Rosenblatt:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 29, 2021

       Prospectus Summary, page 1

   1. We note your response to comment 1, and your amended disclosure that you are "one of"
                                                        the world's leading
marketplaces for luxury items. Please disclose the measure by which you are one of the
leading marketplaces. For example, disclose whether you lead by market share, sales,
revenues, etc.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Our Business Model, page 66

   2. We note your response to comment 13, including that your Trade 1st program is a buyer-
                                                        only program and offers
certain commercial benefits to Trade 1st members who are a
 David S. Rosenblatt
1stdibs.com, Inc.
April 14, 2021
Page 2
         subset of your buyers. Please amend the disclosure in an appropriate place in your filing to include the discussion in your response.
Key Factors Affecting Our Performance
Sourcing and Quality of Our Highly-Curated Luxury Supply, page 69

3. We note your response to our prior comment 18, and reissue the comment in part. Please tell us why you believe that the average retention rate provides investors with information necessary to understand the retention rate and its overall impact on your business, and how presenting the average for each year in a five-year period is appropriate given that
         2015 appears to be the only cohort which is included in each of the years. In the alternative, please break out the data separately for each cohort. Buyer Acquisition Costs and Lifetime Value, page 71

4. We note your response to comment 20, and your amended disclosure on page 72.
         However, your disclosure provides increasing value for the Registrant s LTV/BAC ratio for each year in solely the 2017 cohort's life, and provides no data for other cohorts with respect to the LTV/BAC ratio. To provide investors with context regarding how your
         LTV to BAC ratio is "increasing," please amend your disclosure to provide LTV to BAC data for other cohorts before and after 2017. Please also tell us how you allocate retention marketing costs in a single year, including performance-based marketing, among the various cohorts.
Liquidity and Capital Resources
Cash Flows
Cash Flows from Operating Activities, page 84

5. Your discussion of cash flows from operating activities appears to focus on how this amount was derived in each period. The discussion should be a comparative analysis of material changes in this amount between periods. Refer to Item 303(a) and (b) of
       Regulation S-K. In your analysis, please note that references to results of operations, which is prepared on the accrual basis of accounting, and working capital movements may not provide a sufficient basis for an investor to fully understand comparative changes in
       terms of cash. Refer to Section IV.B.1 of    Interpretation: Commission
Guidance
       Regarding Management's Discussion and Analysis of Financial Condition and Results of
       Operations    for guidance. Your discussion should address the drivers
underlying each
FirstName LastNameDavid S. Rosenblatt
       factor cited. For example, discuss the specific items that created favorable and
Comapany    Name1stdibs.com,
       unfavorable   movementsInc.
                                 in working capital in terms of cash and the
reasons underlying
       such
April 14,   movements.
          2021  Page 2
FirstName LastName
 David S. Rosenblatt
FirstName   LastNameDavid S. Rosenblatt
1stdibs.com,  Inc.
Comapany
April       Name1stdibs.com, Inc.
       14, 2021
April 314, 2021 Page 3
Page
FirstName LastName
The 1stDibs Marketplace
Trust, page 94

6. We note your response to comment 18, including that the chart on page 69 represents retention rate for seller cohorts, and the statement on page 94 relates to on-platform GMV from buyers. To provide context for investors related to your buyer retention, please amend your disclosure in this section to provide your buyer GMV retention rate for 2019.
         As a related matter, please clarify how you attribute GMV to specific buyers or buyer cohorts, including how you define buyer cohorts, considering that you define GMV as
         "the total dollar value from items sold by our sellers through 1stDibs in a given month, minus cancellations within that month, and excluding shipping and sales taxes" (emphasis added).
       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Davina K. Kaile